FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Stake increase in Portugal Telecom SGPS, S.A.	3

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby

NOTIFIES

That pursuant to the applicable regulations, Telefonica, S.A. has today notified the Portuguese "Comissão do Mercado de Valores Mobiliários" of the increase in its holding in the share capital of the telecommunications company Portugal Telecom SGPS, S.A.

Subsequent to the acquisition, Telefonica, S.A. directly holds 89,132,630 shares of Portugal Telecom SGPS, S.A., representing 7.106 % of its share capital. In addition, it should be noted that Telefonica, S.A. holds an indirect stake representing 1.062% of the Portugal Telecom, SGPS, S.A. share capital through the following Grupo Telefonica companies:

Subsidiary	Grupo Telefónica % ownership in subsidiary	PT shares	% of PT capital
Alliança Atlántica Holding B.V.	93.76%	5,329,500	0.424%
Telecomunicaçoes de Sao Paulo, S.A.-TELESP	87.49%	7,994,250	0.637%

Madrid, April 29th , 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 29th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors